UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Acorn International, Inc.

(Name of Subject Company)

Acorn International, Inc.

(Name of Person Filing Statement)

Ordinary Shares, Par Value US$0.01 Per Share, and

American Depositary Shares, Each Representing 3 Ordinary Shares

(Title of Class of Securities)

004854105

(CUSIP Number of Class of Securities)

Li-Fu Chen

18/F, 20th Building, 487 Tianlin Road,

Shanghai 200233, People’s Republic of China

(+86) (21) 5151-8888

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Douglas Freeman, Esq.

O’Melveny & Myers LLP

31st Floor, AIA Central

1 Connaught Road Central

Hong Kong S.A.R.

(+852) 3512-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2011 by Acorn International, Inc., a Cayman Islands company (“Acorn” or the “Company”). The Statement relates to the tender offer by Bireme Limited, a Cayman Islands company (“Bireme”), to acquire the Company’s ordinary shares, par value US$0.01 per share (the “Ordinary Shares”) and American Depositary Shares, each representing three Ordinary Shares (“ADSs”), in an aggregate amount not to exceed 20,000,000 Ordinary Shares (taking into account both Ordinary Shares that are tendered and Ordinary Shares underlying ADSs that are tendered), for $2.00 per Ordinary Share, which represents $6.00 per ADS, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2011, and in the related Letter of Transmittal to Tender American Depositary Shares and the Letter of Transmittal to Tender Ordinary Shares, copies of which are attached as exhibits to the Tender Offer Statement on Schedule TO filed by Bireme with the SEC on June 3, 2011.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the original Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby amended and supplemented as follows:

On page 16 of the Statement, under the heading “The Board’s belief that the Offer is inadequate”, the last sentence of the sub-bulleted paragraph that begins “As the Company pursues these plans and other growth initiatives…” is replaced with the following:

“However, the Board believes that the implementation of these plans and initiatives will help improve product profitability and net revenues in the medium- and long-term and that these potential benefits have not been fully reflected in Acorn’s financial results and share price, nor in the Offer Price.”

On page 16 of the Statement, under the heading “The Board’s belief that the Offer is inadequate”, the following text is added as a new paragraph under the sub-bulleted paragraph that begins “As the Company pursues these plans and other growth initiatives…”:

“The anticipated additional value and benefits of these plans and initiatives discussed above represent only the Board’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of Acorn’s control. Actual results may differ, possibly materially, from the anticipated results indicated. There can be no assurance that Acorn will be able to effectively implement these plans and initiatives and that the anticipated additional value and benefits can be realized.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

ACORN INTERNATIONAL, INC.

By:	/s/ Irene Lin Bian
Name: Irene Lin Bian Title: Financial and Accounting Officer

Dated: June 21, 2011

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